China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

May 10, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech Inc. (the “Company”) dated April 12, 2012.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A (Amendment No. 1)

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

Staff Comment 1.          Please refer to your April 6, 2012 response to our comments. Our concern with your accounting stemmed from a significant increase in your accounts receivable from $2.3 million at December 31, 2009 to $7.4 million at December 31, 2010; which subsequently increased to $12.2 million at September 30, 2011. In response to our comments regarding providing better disclosure surrounding the quality of your receivables, you indicated that you defer income related to excess product by estimating the value of excess product shipped to distributors utilizing accounts receivable subsequent collections data to determine the amount of expense to record for accounts receivable that will remain uncollectible. Your policy and business practices, however, raise questions regarding whether recognizing revenue at the point in time when you transferred inventory met the criteria for revenue recognition. In this regard:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 10, 2012

  We understand from your previous responses that you have concluded that excess levels of inventory exist for each of your distributors notwithstanding your conclusion that you have a lack of visibility into or the inability to determine or observe the levels of inventory in a distribution channel.

  We also understand the company has granted concessions in the form of extended payment terms under which its customers are not required to pay for 90 days or more. This business practice of permitting distributors to pay for the products 90 days or more is a deviation from the Company’s written procedure and indicates an inability on the part of the distributors to make timely payments, thus raising questions re whether collectability was reasonably assured at the date you transferred inventory to the distributor.

Tell us if our understanding of your business practices and facts and circumstances is correct and complete. If it is, tell us why, given these practices, facts and circumstances, you believe that the risk of inventory loss passed when you transferred inventory and why it was appropriate to recognize revenue before sell through occurred notwithstanding that legal title may have transferred and you had not formally separately advised each distributor that they have no obligation to pay the Company until the product is resold to the distributor’s customers. Please address each of the characteristics in interpretive response to Question 2 of Staff Accounting Bulletin Topic 13.A.2.

Response: We understand the Staff’s concern that our policy and business practices raise questions regarding whether recognizing revenue at the point in time when we ship inventory meets the criteria for revenue recognition. Accordingly, we wish to further clarify our business practices and related facts and circumstances to better demonstrate why we believe it is appropriate for us to continue to recognize revenue from the point of time of delivery of our products to distributors.

In our previous response letter we erroneously used the word “transfer” instead of “shipment” in connection with our delivery of product to our distributors. In that regard, the customer pays the delivery costs and typically hires delivery trucks. The Company issues a Value Added Tax (VAT) invoice that is reported to the government after shipment to the customer, for which the Company pays the VAT on the sales and customers record part of the VAT as a credit paid with the purchase. All sales are final, except for quality defective product agreed to by the Company, for which credits or returns are historically rare. Based on these facts, we believe that risk of inventory loss passes to our distributors upon shipment and the Company records the sales when inventory has shipped out.

Extended payment terms are sometimes requested by our distributors. Extended payment terms are not granted with the purpose of encouraging distributors to accept more product on the basis they don’t have to pay the Company until such product is sold through to their customers. The Company has made the decision to extend credit to its distributors based on its desire to sell more products to its distributors. Extending the payment terms results in the Company bearing more risk on potential bad debt and, therefore, the Company has made careful evaluations before extending the credit to its distributors. On the other hand, the Company has made allowances for bad debt based on its experience and the age of its accounts receivable. Upon reflection by the Company, the Company has a lack of visibility into or an inability to determine or observe the levels of inventory in the distribution channel. Therefore, it is not in a position to determine whether or not there is excess product in the distribution channel. Accordingly, our initial characterization concerning excess product in the distribution channel was probably incorrect.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 10, 2012

The Company continues to regularly substantially collect its outstanding accounts receivable with extended terms in a timely fashion. For example, the accounts receivable balance increased $13,715,933 to $21,132,023 at December 31, 2011 from $7,416,090 at December 31, 2010. 83% of the gross accounts receivable balance of $22,503,094 at December 31, 2011 has been collected as of March 31, 2012. The uncollected remaining December 31, 2011 gross accounts receivable balance at March 31, 2012 was $3,783,539, which were covered by a $1,371,071 allowance for bad debt as of December 31, 2011.

As the Company indicated in its February 3, 2012 response to Staff Comment 1 on Page 2 in the last paragraph, the Company’s current collection policies are formalized in writing and have been in place since May 2006. A careful reading of those policies as detailed in that paragraph indicate that the Company has a policy that allows for extended terms in the range of 90 days that requires continuous monitoring and approval to extend the terms.

As requested by the Staff in Comment 1. above, below is a review by the Company of the characteristics in the interpretative response to Question 2 of Staff Accounting Bulletin Topic 13.A.2. as applied to the facts and circumstances of the Company:

1.	The buyer has the right to return the product and:

In the case of the Company, the buyer has the right to return the products only when they are defective. As the Company indicated in its February 3, 2012 response to Staff Comment 1. on Page 2 in the first paragraph: “The distribution agreements provide for inspection by the buyer of the quality of the product upon delivery and resolution of any defects in quality with the Company. The Company does not have a history of significant returns or credits due to quality.”

	a)	The buyer does not pay the seller at the time of sale, and the buyer is not obligated to pay the seller at a specified date or dates

As the Company indicated in its February 3, 2012 response to Staff Comment 1. on Page 2 in the first paragraph: “These agreements generally provide for the distributor to report delivery schedules to the Company within 7 days in advance, and transfer money to the account of the Company. These agreements further provide for confirmation of the delivery schedule by both parties. Purchase Order forms that evidence customer orders’ terms, and include both parties signatures, have been in use since 2010 and generally specify “cash on delivery/payment in advance.” Per the request of customers, the Company issued 90 days credit to customers instead of the alternative 7 days cash advance requirement. This extension of the payment period, however, does not mean that the buyer has no obligation to pay seller at a specified date.

b)

The buyer does not pay the seller at the time of sale but rather is obligated to pay at a specified date or dates, and the buyer’s obligation to pay is contractually or implicitly excused until the buyer resells the product or subsequently consumes or uses the product

While the Company in practice has allowed additional time to the distributors to make payment to it, the standardized distribution agreements are clear that payment is due in advance or when the product is delivered unless there are quality defects which must be approved by the Company, which are rare. Even when the Company has given its distributors additional time to pay for its products, in no event is the distributor allowed to return the product or get a refund or rebate due to lack of sell through. The buyer’s terms of payment are unconditional and there is no implicit right of the buyer to pay the Company after it resells the product.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 10, 2012

In March 2011, the Company issued an advisory memorandum to its distributors in which it informed its distributors that the Company, in an effort to address product delivery delays caused by tight timelines being experienced by distributors for making payments to the Company, would give 90 day payment extensions to credit qualified (approved) individual distributors to stimulate further increases in the Company’s market share. In no way did the March 2011 advisory memorandum state or imply that the payment obligation of the distributors was conditional on product sell-through. Rather, the more generous credit terms were intended to improve Company sales and market share. That there is no implicit right of return due to lack of sell through is demonstrated by the fact that the Company collected $18.7 million in the fiscal quarter ended March 31, 2012, or approximately 83%, of the $22,503,094 in total accounts receivables of the Company which existed at December 31, 2011, and the Company did not accept returns or give a refund with respect to any such outstanding accounts receivable.

	c)	The buyer’s obligation to the seller would be changed (e.g., the seller would forgive the obligation or grant a refund) in the event of theft of physical destruction of damage of the product:

The Company has never had, including currently, a policy whereby it has either forgiven a buyer’s obligation or granted a refund in the event of product theft or physical destruction. As mentioned in b. above, quality defects are rare.

	d)	The buyer does not have an economic substance apart from that provided by the seller

The Company’s standardized distribution agreements provide for: “a specified distributor minimum Registered Capital and requires each must possess the status of a legal person and standard license.” In addition, neither the Company or its officers or significant stockholders have an ownership interest in any of the distributors that might suggest that the buyer does not have an economic substance apart from that provided by the seller.

	e)	The seller has significant obligations for future performance to directly bring about resale of the product by the buyer

The Company does not have any significant future performance obligations directly involving it in bringing about resale of the product by the buyer.

2)

The seller is required to repurchase the product (or substantially identical product or processed goods of which the product is a component) at specified prices that are not subject to change except for fluctuations due to finance and holding costs, and the amounts to be paid the seller will be adjusted, as necessary, to cover substantially all fluctuations in costs incurred by the buyer in purchasing and holding the product (including interest). The staff believes that indicators of the latter condition include:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 10, 2012

The Company incurs no costs on behalf of its distributor to cover fluctuations incurred by those distributors in purchasing and holding the product until it is sold by those distributors to their customers, nor obligations to repurchase the products sold.

a)	the seller provides interest-free or below market financing to the buyer beyond the seller’s sales terms and until the product is resold

The Company provides no financing or below market financing to the buyer beyond the seller’s customary sales terms. Extended payment terms are designed to encourage distributors to buy more product and sell that product to their customers. Extended payment terms are not granted with the purpose of encouraging distributors to accept more product on the basis they don’t have to pay the Company until such product is sold through to their customers.

b)	The seller pays interest costs on behalf of the buyer under a third party financing arrangement

The Company does not pay interest costs for any of its distributors under third party financing arrangements

c)

The seller has a practice of refunding (or intends to refund) a portion of the original sales price representative of interest expense for the period from when the buyer paid the seller until the buyer resells the product

The Company does not have a practice of refunding (nor does it intend to refund) interest to any of its distributors for the period when paid by its distributors until the time its distributors resell the product to their customers.

d)	The transaction possesses the characteristics set forth in FASB ASC paragraphs 840-10-55-12 through 840-10-55-21 (Leases Topic) and does not qualify for sales type lease accounting

The Company’s revenue recognition transactions do not have characteristics covered in the lease topics.

e)	The product is delivered for demonstration purposes

Company products are shipped to distributors for sale. The Company does not have a practice of ever delivering product for demonstration purposes.

Staff Comment 2.          It is unclear whether the revenue recognized met the delivery criteria for revenue recognition. With regard to inventory transferred to distributors, tell us what is meant by “transferred.” If it means shipped, tell us whether, at the time of revenue recognition, inventory was shipped directly to the distributors’ premises, and also address the following:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 10, 2012

  If the items have been shipped to the distributor, tell us whether, and if so, who the contract indicated had title to the inventory upon shipment and when.

  If the items have not been shipped to the distributor, please address how the revenue recognized meets the seven conceptual criteria addressed in Question One of Staff Accounting Bulletin Topic 13.A.3.a., as well as the five additional factors that should be considered.

  In your March 15, 2012 letter you state “delivery requirement for revenue recognition was met on the date we transferred inventory because title passed to the customer and there were no uncertainties regarding customer acceptance”. Please tell us whether your distributor agreements contain customer acceptance provisions and if you have evidence of customer acceptance.

Response: In our previous response, we erroneously used the word “transfer” instead of “shipment” in connection with our delivery of product to our distributors. For the most part, inventory is shipped by truck, with the related shipping costs paid by the distributor who arranges for the destination of the product purchased. The destination might be either to the distributor’s warehouse facilities or to one of their ultimate customers based upon the distributor’s instructions to the trucker. In all cases, product sold departs Company premises for a location designated for delivery by the distributor.

The Company’s distribution agreements provide for the Company to pay rail insurance for the benefit of the buyer, so that the distributor can be compensated via a claim for shipment shortages or breakage. The Company is required to provide reasonable assistance to the distributor in successfully getting compensated for the claim, with the Company bearing no damage responsibility.

The Company’s distribution agreements provide for vehicle drivers or freight clerks to complete procedures for the inspection of product delivered. The Company obtains signed delivery forms for all product sold.

Based on the foregoing, title passes on delivery to the carrier, or the customer if the product is picked up by them at the Company’s facilities by the customer.

The Company records the sale after the merchandise is shipped. In addition, the Company issues a Value Added Tax (VAT) invoice that is reported to the government after shipment to the customer, for which the Company pays the VAT on the sales and customers record part of the VAT as a credit paid with the purchase. All sales are final, except for quality defective product agreed to by the Company, for which credits or returns are historically rare.

Staff Comment 3. In our January 6, 2012 comment letter, we requested that you provide an aging of your accounts receivable, but note that you have not complied with our request. Please provide to us your accounts receivable as of December 31, 2010, September 30, 2011, and December 31, 2011 that shows amounts due by 30, 60, 90, 180 and 360 days and older categories. Confirm that you will include these accounts receivable aging disclosures in your future filings as of the latest balance sheet date presented.

Response: Below are accounts receivable agings at the Staff requested dates, which include December 31, 2011 for which the audit completion is pending resolution of revenue recognition issues with the SEC:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 10, 2012

	December 31,	September 30,	December 31,
Accounts Receivable Age	2011	2011	2010
0 to 30 days	$7,135,651	$6,211,148	$4,444,142
31 to 60 days	6,169,599	4,466,668	3,865,598
61 to 90 days	4,632,595	2,011,084	110,377
91 to 120 days	2,710,268	430,250	-
121 to 180 days	1,854,981	104,293	-
Over 180 days	-	-	-
Total	22,503,094	13,223,443	8,420,117
Less reserve for allowances, returns, and doubtful accounts	(1,371,071)	(1,060,114)	(1,004,027)
Net	$21,132,023	$12,163,329	$7,416,090

The Company plans to present the accounts receivable aging disclosures as of the latest balance sheet date presented in its Annual Report on Form 10-K for the year ended December 31, 2011 and its future filings in both its financial statement Notes and Management’s Discussion and Analysis section.

The Company’s accounts receivable have been an increasingly significant portion of the Company’s current assets, representing $21,132,023 and $7,416,090, or 73% and 65%, of current assets, as of December 31, 2011 and 2010, respectively. The increase at December 31, 2011 was due in part to the $1,556,419 receivable from Shandong Qingdao under the Cooperation Processing Agreement dated February 14, 2011 and the $2,222,395 net receivables from customers of Harbin’s Macau cigarette operations which commenced in 2011. The increase as of December 31, 2011 was also attributable to a higher unit sales price in 2011, as the average unit selling price increased approximately 138% in 2011 compared to the average unit selling price in 2010, and the impact of higher unit selling prices was approximately $2,800,000. The other reasons, such as the introduction of new products and extended credit to customers in the ordinary course of business to promote the Company’s new products, also contributed to the increase in the accounts receivable balance in 2011. As of March 31, 2012, $18,726,520, or approximately 83% of gross accounts receivable balance of $22,503,094 at December 31, 2011, was collected.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer